Exhibit 12
UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2018	2017
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$198	$(278)
Add (deduct):
Equity in earnings of unconsolidated entities	(120)	(101)
Distributions from unconsolidated entities	90	85
Amortization of capitalized interest	4	5
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(14)	—
	$158	$(289)
Add fixed charges:
Consolidated interest expense[2]	87	85
Interest portion (1/3) of consolidated rent expense	43	41
	$288	$(163)

FIXED CHARGES:
Consolidated interest expense[2]	$87	$85
Interest portion (1/3) of consolidated rent expense	43	41
	$130	$126

RATIO OF EARNINGS TO FIXED CHARGES	2.22	*

[1]	Includes Loss on impairment of goodwill of $370 million in 2017. Amount also includes $18 million and $19 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2017 were inadequate to cover Fixed charges by $289 million.